EXHIBIT NO. 11

STATEMENT OF COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31, 2002

	Shares	Earnings Per Share

	(In Thousands)

Basic Weighted Average Shares Outstanding	532,088	1.95

Diluted
Average Shares Outstanding	532,088	1.95
Common Stock Equivalents	23,625	1.87

	Year Ended December 31, 2001

Basic Weighted Average Shares Outstanding	532,088	1.66

Diluted
Average Shares Outstanding	532,088	1.66
Common Stock Equivalents	9,727	1.63